148 Lafayette Street New York, New York USA 10012 T 1.613.241.2828 SHOPIFY.COM

July 10, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brittany Ebbertt and Kathleen Collins

Re:	Shopify Inc. Form 10-K for the year ended December 31, 2024 File No. 001-37400

Dear Mmes. Ebbertt and Collins:

On behalf of Shopify Inc. (the “Company”), we acknowledge receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 7, 2025, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 11, 2025.

The comment letter requested that the Company respond within ten business days or advise the Staff when the Company will respond. As discussed between the Company’s counsel and Ms. Collins, we hereby request an extension to respond by no later than August 6, 2025.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Sincerely,

Shopify Inc. /s/ Jeff Hoffmeister Jeff Hoffmeister Chief Financial Officer

cc:
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Raquel Fox, Skadden, Arps, Slate, Meagher & Flom LLP
Jessica Hertz, General Counsel, Shopify Inc.
Michael L. Johnson, Corporate Secretary, Shopify Inc.